TAP US PRIVATE EQUITY FUND OF FUNDS

c/o Tap Technologies Inc.

One World Trade Center, 85th Floor

New York, NY 10007

May 13, 2026

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tap US Private Equity Fund of Funds (the "Fund") Request for Withdrawal of Registration Statement on Form N-2 SEC File No. 333-286914

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Fund respectfully requests that the U.S. Securities and Exchange Commission withdraw the Fund's Registration Statement filed via EDGAR on Form N-2 (accession no. 0001213900-25-038544), together with all amendments and exhibits thereto, originally filed with the Commission on May 1, 2025 (the "Registration Statement"). The Fund has determined not to commence operations and therefore to abandon the registration of the Fund. The Fund never commenced investment operations, and no securities were sold under the Registration Statement.

The Fund intends to deregister under the Investment Company Act of 1940, as amended, by filing for an order declaring that the Fund has ceased to be an investment company on Form N-8F as soon as practicable.

Pursuant to the foregoing, the Fund hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof or as soon as practicable thereafter. Pursuant to paragraph (b) of Rule 477 of the Securities Act, we understand that this request for withdrawal will be deemed granted as of the date of the filing of this letter unless we are otherwise notified within 15 calendar days of the filing of this letter.

Should you have any questions regarding this request for withdrawal, please contact Joshua B. Deringer of Faegre Drinker Biddle & Reath LLP at 215-988-2959.

Very truly yours,

TAP US PRIVATE EQUITY FUND OF FUNDS

By:	/s/ Jeffrey Leathers
Name:	Jeffrey Leathers
Title:	Chief Executive Officer, President, and Secretary